03013324

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 25 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REICON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 Northside Parkway, N.W. Suite 200
(No. and Street)

Atlanta (City) GA. (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie E. Busuttil, Introducing FINOP (404) 926-3603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cerqueda, Morgan, Gault & Collins, LP
(Name – *if individual, state last, first, middle name*)

757 Franklin Road (Address) Marietta (City) GA (State) 30067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, ~~Stephanie E. Busuttil~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reicon Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie E. Busuttil
Signature

Introducing FINOP
Title

Debbie Shorley
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REICON SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2002

CERQUEDA, MORGAN,
GAULT & COLLINS, LLP
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Reicon Securities, LLC

We have audited the accompanying statement of financial condition of Reicon Securities, LLC (the Company), a subsidiary of Reicon Capital, LLC, as of December 31, 2002, and the related statements of operations and changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reicon Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cerqueda Morgan Gault + Collins LLP

Cerqueda, Morgan, Gault & Collins, LLP
February 14, 2003

757 Franklin Road • Marietta, Georgia 30067
www.cmgccpa.com
770-422-5554 • FAX 770-422-1569
Members American Institute and Georgia Society of Certified Public Accountants

REICON SECURITIES, LLC
Statement of Financial Condition
December 31, 2002

	2002
Assets	
Cash	$ 16,934
Total Assets	16,934
Liabilities	0
Members' Equity	
Members' Equity	16,934
Total Members' Equity	16,934
Total Liabilities and Members' Equity	$ 16,934

The accompanying notes are an integral part of these financial statements.

REICON SECURITIES, LLC
Statement of Operations and Changes in Members' Equity
For The Year Ended December 31, 2002

	2002
Sales Revenue	$ 0
Expenses	
Other Insurance Expense	363
Licenses, Fees, & Other Taxes	1,922
Professional Fees	27,112
Total Expenses	29,397
Net Loss	(29,397)
Members' Contributions	46,331
Ending Members' Equity	$ 16,934

The accompanying notes are an integral part of these financial statements.

REICON SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2002

	2002
Cash flows from operating activities	
Net loss	$ (29,397)
Net cash provided by (used in) operating activities	(29,397)
Cash flows from financing activities	
Members' additional capital contributions	31,489
Net increase from financing activities	31,489
Net increase in cash and cash equivalents	2,092
Cash and cash equivalents at beginning of year	14,842
Cash and cash equivalents at end of year	$ 16,934

Supplemental disclosure of noncash financing activities:
The Company received additional members' capital contributions totaling $11,489 to fund expenses for the year ending, December 31, 2002.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is being registered for the sole purpose of distributing private, limited partnership interests to investors who are "accredited investors" as defined in Regulation D under the Securities Act of 1933. The limited partnerships will be created and/or managed by the Company's affiliates, and will invest primarily in securities. However, some limited partnerships may invest in real estate either directly or indirectly.

The Company will not trade in publicly issued securities, make solicitations, hold customer assets, or perform other activities normally associated with a broker-dealer. The Company will not charge any fees or receive any compensation for its services. It will be completely subsidized by its parent, Reicon Capital, LLC ("Parent").

The Company does not have assets, except that it will maintain cash in a bank account to meet the net capital requirements, and it will obtain a fidelity bond as required by NASD Rule 3020. Reicon Capital, LLC ("Parent") will finance the Company's operations.

2. Significant Accounting Policies

Basis of Presentation

The financial statements represent the accounts of Reicon Securities, LLC, a subsidiary of Reicon Capital, LLC. Reicon Securities, LLC will not have any income or pay for its own expenses. Reicon Capital, LLC ("Parent") pays all of the Company's organizational expenses, including membership fees, legal fees, registration fees, and licensing fees directly during the organizational state. On going expenses are covered through funds deposited in the Company's bank account and by an inter-company agreement between the Parent and the Company, in which the Parent agrees to fund the Company's future expenses.

Securities Transactions

The Company will only distribute private limited partnership interests to persons who are "accredited investors." The offerings will be governed by Regulation D of the Securities Act of 1933. Regulation D offerings cannot be public offerings, and there can be no general solicitation of the interests. The Company will not and cannot engage in marketing efforts.

The Company will not issue brochures, participate in seminars, mass mailing, or other marketing initiatives. The Company will only issue Private Placement Memorandums, Limited Partnership Agreements and Subscription Booklets regarding the limited partnerships to interested investors who contact the Company as a result of existing relationships or through referrals. The Company will not compensate anyone for referrals.

2. Significant Accounting Policies (Continued)

The Company will not make markets in securities, have inventory positions, proprietary positions or engage in securities-related contractual commitments such as underwritings.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Income Taxes

No provision for federal and state income taxes have been made in the financial statements since the Company's losses are reported on the individual members' tax returns.

REICON SECURITIES, LLC
Schedule I
Net Capital Computation
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

	2002
Total Assets	$ 16,934
Total Liabilities	0
	16,934
Adjustments*	(460)
	$ 16,474

***Non-Allowable Assets and Haircuts**

Pursuant to paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934, Reicon Securities is required to maintain net capital of $5,000 since it does not (and will not) "receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not [and will not] carry accounts of, or for, customers and does not [and will not] engage in any activities described in paragraphs (a)(2)(i) through (v) of [Rule 15c3-1]."

REICON SECURITIES, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

		2002
Credit Balances	$	0
Debit Balances		0
Reserve Computation		
Excess of debits over credits	$	0
Required deposit		NONE

There are no material differences from the company's computation and a reconciliation is not included.

REICON SECURITIES, LLC
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

	2002
1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ 0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A. Number of items	0